ANNUAL REPORT
2022





Midland

States Bancorp, Inc.

In last year's Annual Report I reported that our efforts to focus on improving operating performance resulted in record revenue and profits in 2021, but more importantly that those improvements would continue to drive shareholder value for years to come. That has proven true for 2022, in which we again recorded record revenue and profits. Looking into 2023 and beyond, with interest rates likely to remain somewhat higher than in the recent past and posing challenges to retaining lower-cost deposits, operating efficiencies will be even more important to maintaining our strong profitability.   I remain confident that the improvements we have made in our customer experience, streamlined operations and better use of data and analytics will continue to serve us well in this higher rate environment.



The Company's 2022 Annual Report to Shareholders is available on the Company's website, and printed copies are available by request. Please contact Ms. Dacia Albin, Assistant Secretary of the Company, at 217-342-7321 or dalbin@midlandsb.com for access/delivery information.

Our Strategic Plan

We continue to focus on these five initiatives:

- Customer Centric Culture
- Operational Excellence
- Accretive Acquisitions
- Revenue Diversification
- Enterprise-Wide Risk Management

Total Assets
($ in Billions)



CAGR: 16%

CAGR since 2016 IPO: 16%

2009: $1.1
2010: $1.6
2011: $1.5
2012: $1.6
2013: $1.7
2014: $2.7
2015: $2.9
2016: $3.2
2017: $4.4
2018: $5.6
2019: $6.1
2020: $6.9
2021: $7.4
2022: $7.9

Selected Acquisitions (16 in Total)

Selected Acquisitions: Total Assets at Time of Acquisition (in millions)

2009: Strategic Capital Bank ($540)
2014: Love Savings/Heartland Bank ($889)
2018: Alpine Bancorp. ($1,243)

2010: AMCORE Bank ($500)
2017: Centrue Financial ($990)
2019: HomeStar Financial Group ($366)

Table of Contents

Letter to Shareholders



Jeffrey G. Ludwig
President and
Chief Executive Officer
Midland States Bancorp, Inc.

Dear Shareholders:

I am very pleased to report that 2022 was another terrific year for the Company. As with 2021, we saw record net revenue and record earnings per share for the year.

The primary drivers of this performance were:

- Our model of customer-centric service and relationship banking allowed us to grow loans and deposits, with loans growing by $1.08 billion, or 20.7%, and total deposits growing to $6.4 billion, an increase of 4.2% year-over-year;
- A continued focus on reducing costs and increasing operating efficiencies; and
- Increased use of technology across our business sectors.

The investments we made in prior years to improving customer experience while more effectively controlling expenses continue to pay off. I cannot emphasize enough the contribution our team has made in implementing these changes while maintaining our strong culture that focuses on technology, training, personal development and pride in serving our customers better than ever before.

We also took steps to position our balance sheet for further growth, principally through our issuance of $115 million of preferred stock but also by beginning to transition some of our consumer debt assets into U.S. treasury and agency securities. We also redeemed $40.0 million of our subordinated debt and injected $50 million of new capital into the Bank, all of which contributed to stronger capital ratios.

In June 2022 we completed the acquisition of two branches from FNBC Bank & Trust, expanding our presence in the greater Chicagoland market. The acquisition brought us $16.6 million in loans and $79.8 million in deposits. In 2022 we also planned for improving our presence in Sterling, Illinois by building a new branch facility. The new facility opened last month.

Our record results for the year came in the face of strong macro headwinds, including a 450-basis point increase in short-term interest rates prompted by the Federal Reserve Bank's efforts to stem inflation. This rapid rate increase had an adverse effect on revenue at our mortgage-banking and Wealth Management

Adjusted Diluted Earnings Per Share



Adjusted Diluted Earnings Per Share is a non-GAAP financial measure. See page 11 for a reconciliation of this measure to its most comparable GAAP measure.

businesses as a result of slower home sales and a material drop in stock and bond prices.

Financial Results

Net income available to common shareholders was $95.9 million, or $4.23 per fully diluted share in 2022 compared to net income of $81.3 million, or $3.57 per fully diluted share in 2021. Net income benefitted from a $17.5 million gain on the termination of an interest rate swap, which was partially offset by $3.3 million of impairment of commercial servicing rights held for sale and a $4.3 million OREO impairment. Our adjusted pre-tax, pre-provision earnings increased by 14.2% on a year-over-year basis, to $137.5 million as compared to $120.4 million for 2021.

2022 also represented the 22nd consecutive year we increased our common dividend. When taking the share repurchases and common share dividends paid in 2022 together, we distributed $27.0 million to our common shareholders.

Tangible book value per share at December 31, 2022 was $20.94, a 3.3% decrease from $21.66 a share in 2021. Tangible book value per share was negatively impacted by a significant decrease in the fair value of our securities portfolio. This resulted principally from unrealized losses on investment securities, which losses we do not expect to actually realize.

Total loans increased by $1.08 billion or 20.7%, to $6.31 billion. Total deposits, which include servicing deposits and wholesale deposits, increased by $254.0 million, or 4.2%, to $6.36 billion.

Operating Efficiency

Our focus on improving efficiency has yielded strong results. In 2022, our efficiency ratio declined to 55.4% from 57.1% in 2021, representing very strong year-over-year improvement. Given that our efficiency ratio was 66.1% in 2018, this represents a four-year improvement of 1,070 basis points.

Our Business Units

Community Banking. Loans in our Community Banking business increased to approximately $4.0 billion, an increase of $747.3 million or 22.6% over 2021. Included in the loan activity during the year was the payoff of $50.6 million of PPP loans and a decrease in our commercial FHA warehouse lending activity of $66.9 million. Excluding these two products, loans increased $864.8 million or 26.1% during 2022. Core deposits grew to $4.8 billion, an increase of 5.5% year-over-year.

While our consumer program has largely been through our longstanding relationship with GreenSky, we are now seeking to diversify our consumer portfolio, partly as a result of GreenSky having been acquired by Goldman Sachs in the second quarter of 2022. In January 2023 we informed GreenSky that we do not intend to originate new loans through their program starting later this year. Our intention is to engage with other loan originating fintechs that have solidified their business models and compliance regimes over the past years and can meet our requirements in those areas. Also, while we will stop originating additional GreenSky loans later

Tangible Book Value Per Share



Tangible Book Value Per Share is a non-GAAP financial measure. See page 12 for a reconciliation of this measure to its most comparable GAAP measure.

Common Dividends Per Share



Efficiency Ratio



Efficiency ratio is a non-GAAP financial measure. See page 13 for a reconciliation of this measure to its most comparable GAAP measure.

this year, we will still have a balance of their high credit metric loans on our balance sheet for several years during their payoff periods.

On a broader basis, we also expect to develop a robust "banking as a service" business, which is commonly referred to as "BaaS." BaaS generally involves banks providing services they already perform for their own operations to one or more outside clients. This can range from funding consumer and/or commercial loan originations, as we have done with GreenSky for more than ten years; to servicing loans, as we have done for FHA lenders for several years; to holding deposits generated by non-bank financial service companies; to providing payment services and other financial services these clients need but for regulatory purposes cannot, or do not want to, do for themselves.

Over the past couple of years, we have begun fostering relationships across the BaaS ecosystem, added a BaaS technology platform through a leading provider, and held discussions with a number of potential partners. However, as a result of our determination to employ strong caution and compliance requirements with respect to any new partnerships, we have not yet signed any new BaaS agreements. Still, I believe BaaS offers new revenue opportunities for us and I look forward to sharing additional information about this in the future.

Wealth Management. Increasing interest rates as a result of the Federal Reserve Bank actions in 2022 had a negative impact on the stock markets and our assets under administration and revenues. Overall, Wealth Management's assets under administration declined $594.1 million, or 14.5% to $3.51 billion by the end of 2022, from year-end 2021. Wealth Management revenue declined 4.1% to $25.7 million, compared to 2021. However, this is a case where numbers do not tell the whole story. We have made significant progress in building a more vibrant and customer-centric wealth group, including at the leadership level. In June of 2022 Jayne Hladio, a seasoned wealth business executive, joined us as President of our Wealth Group. Jayne is a proven leader who has built successful customer-centric wealth management businesses. Jayne and her team have made great progress in upgrading and revitalizing our team, technology and business processes for our Wealth clients.

Equipment Finance. Our equipment finance business continues to grow markedly, even as the pandemic caused great stress to many of its customers. Our equipment finance portfolio stood at $1.11 billion at the end of 2022, as compared to $945.3 million at year-end 2021, representing an increase of 17.3%. Our equipment finance business has benefitted greatly from the strength of its management and the very cohesive team that operates this business for us. This is evident not only in its growth but also in its charge-off rates, which are consistently well below peer, based on the data provided by the Equipment Leasing and Finance Association.

Total Gross Loans
($ in Millions)



Trust Assets Under Administration
($ in Millions)





Jayne Hladio, MBA
President
Midland Wealth Management

Outlook

I continue to believe we are well positioned for the future. Our customer-facing teams are doing great work and remain highly motivated to provide excellent customer service. The same is true for our operations people. Although I have concerns about the ability of community banks to attract deposits and maintain a healthy net interest margin if the velocity of interest rate increases does not abate, I view that more as a short-medium term headwind that we cannot control. As such, we will continue our focus on the things we can control, such as managing expenses, credit quality and providing an excellent customer experience. I remain confident that these will serve us well in 2023 and beyond.

As always, we thank you for your continued support.

Jeffrey G. Ludwig
President and
Chief Executive Officer

March 20, 2023

Financial Highlights

Adjusted Return on Average Assets[1]



Net Interest Margin



Revenue
($ in Millions)



Noninterest Income / Revenue



Adjusted Pre-Tax Pre-Provision Earnings[1]
($ in Millions)



(1) Adjusted return on average assets, adjusted pre-tax pre-provision earnings and return on average tangible common shareholders' equity are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.

Total Deposits
($ in Millions)



Total Shareholders' Equity
($ in Millions)



Total Capital to Risk-Weighted Assets



Return on Average Tangible Common Shareholders' Equity[1]



(1) Adjusted return on average assets, adjusted pre-tax pre-provision earnings and return on average tangible common shareholders' equity are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.

Summary Financial Information

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the five years ended December 31, 2022. This information should be read in connection with our audited consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Form 10-K for the fiscal year ended December 31, 2022.

	As of and for the Years Ended December 31,				
(dollars in thousands, except per share data)	2022	2021	2020	2019	2018
Per Share Data (Common Stock)					
Earnings					
Basic	$ 4.24	$ 3.58	$ 0.95	$ 2.28	$ 1.69
Diluted	4.23	3.57	0.95	2.26	1.66
Dividends declared	1.16	1.12	1.07	0.97	0.88
Book value	29.17	30.11	27.83	27.10	25.50
Tangible book value[1]	20.94	21.66	19.31	18.64	17.00
Market price	26.62	24.79	17.87	28.96	22.34
Weighted average shares outstanding					
Basic	22,341,498	22,481,389	23,336,881	24,288,793	23,130,475
Diluted	22,395,698	22,547,353	23,346,126	24,493,431	23,549,025
Shares outstanding at period end	22,214,913	22,050,537	22,325,471	24,420,345	23,751,798
Performance Metrics					
Return on average assets	1.31%	1.18%	0.35%	0.96%	0.72%
Return on average shareholders' equity	14.40%	12.65%	3.55%	8.74%	6.92%
Return on average common shareholders' equity	14.83%	12.65%	3.55%	8.76%	6.93%
Return on average tangible common equity [1]	20.76%	17.91%	5.18%	12.82%	10.40%
Yield on earning assets	4.38%	3.81%	4.17%	4.83%	4.65%
Cost of average interest bearing liabilities	1.16%	0.66%	1.00%	1.43%	1.11%
Net interest margin[2]	3.57%	3.33%	3.40%	3.69%	3.76%
Efficiency ratio[1]	55.35%	57.05%	59.42%	61.53%	66.08%
Common stock dividend payout ratio[3]	27.36%	31.28%	112.63%	42.54%	52.07%
Loan to deposit ratio	99.09%	85.50%	100.05%	96.86%	101.56%
Core deposits/total deposits[4]	96.58%	97.27%	97.72%	96.09%	92.35%
Adjusted Earnings Metrics					
Adjusted earnings[1]	$ 89,021	$ 83,221	$ 40,183	$ 62,826	$ 56,763
Adjusted diluted earnings per share[1]	3.79	3.65	1.70	2.54	2.39
Adjusted return on average assets[1]	1.18%	1.21%	0.62%	1.08%	1.04%
Adjusted return on average tangible common equity[1]	18.59%	18.33%	9.24%	14.44%	15.00%
Regulatory Capital Ratios					
Total risk-based capital ratio	12.38%	12.19%	13.24%	14.72%	12.79%
Tier 1 risk-based capital ratio	10.21%	9.16%	9.20%	10.52%	10.25%
Common equity tier 1 risk-based capital ratio	7.77%	8.08%	7.99%	9.20%	8.76%
Tier 1 leverage ratio	9.43%	7.75%	7.50%	8.74%	8.53%
Tangible common equity to tangible assets[1]	6.06%	6.58%	6.46%	7.74%	7.43%
Credit Quality Data					
Loans 30-89 days past due	$ 32,372	$ 17,514	$ 31,460	$ 29,876	$ 25,213
Loans 30-89 days past due to total loans	0.51%	0.34%	0.62%	0.68%	0.61%
Nonperforming loans	$ 49,423	$ 42,580	$ 54,070	$ 42,082	$ 42,899
Nonperforming loans to total loans	0.78%	0.81%	1.06%	0.96%	1.04%
Nonperforming assets	$ 57,824	$ 57,069	$ 75,432	$ 50,027	$ 45,899
Nonperforming assets to total assets	0.74%	0.77%	1.10%	0.82%	0.81%
Allowance for credit losses on loans to total loans	0.97%	0.98%	1.18%	0.64%	0.51%
Allowance for credit losses on loans to nonperforming loans	123.53%	119.92%	111.79%	66.60%	48.73%
Net charge-offs to average loans	0.15%	0.27%	0.50%	0.23%	0.13%

(1) Tangible book value per share, return on average tangible common shareholders' equity, efficiency ratio, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 11 through 13 for a reconciliation of these measures to their most comparable GAAP measures.
(2) Net interest margin is presented on a fully taxable equivalent basis.
(3) Common stock dividend payout ratio represents dividends per share divided by basic earnings per share.
(4) Core deposits are defined as total deposits less certificates of deposits greater than $250,000 and brokered certificates of deposits.

Balance Sheet

(dollars in thousands)	As of December 31, 2022	As of December 31, 2021
Assets		
Cash and due from banks	$ 143,035	$ 673,297
Federal funds sold	7,286	7,074
Cash and cash equivalents	150,321	680,371
Investment securities available for sale	768,234	906,603
Equity securities	8,626	9,529
Loans	6,306,467	5,224,801
Allowance for credit losses on loans	(61,051)	(51,062)
Total loans	6,245,416	5,173,739
Loans held for sale	1,286	32,045
Premises and equipment	78,293	79,220
Other real estate owned	6,729	12,059
Nonmarketable equity securities	46,201	36,341
Accrued interest receivable	20,313	19,470
Loan servicing rights	1,205	28,865
Commercial FHA mortgage loan servicing rights held for sale	20,745	-
Goodwill	161,904	161,904
Other intangible assets	20,866	24,374
Company-owned life insurance	150,443	148,378
Other assets	174,919	130,907
Total assets	$ 7,855,501	$ 7,443,805
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 1,935,773	$ 2,245,701
Interest-bearing	4,428,879	3,864,947
Total deposits	6,364,652	6,110,648
Short-term borrowings	42,311	76,803
FHLB advances and other borrowings	460,000	310,171
Subordinated debt	99,772	139,091
Trust preferred debentures	49,975	49,374
Accrued interest payable and other liabilities	80,217	93,881
Total liabilities	7,096,927	6,779,968
Shareholders' Equity:		
Perferred stock	110,548	-
Common stock	222	221
Capital surplus	449,196	445,907
Retained earnings	282,405	212,472
Accumulated other comprehensive (loss) income	(83,797)	5,237
Total shareholders' equity	758,574	663,837
Total liabilities and shareholders' equity	$ 7,855,501	$ 7,443,805

Income Statement

(dollars in thousands)	For the Years Ended December 31,					
		2022		2021		2020
Interest income	$	301,755	$	237,817	$	244,888
Interest expense		56,020		30,142		45,752
Net interest income		245,735		207,675		199,136
Provision for credit losses		20,126		3,393		44,361
Net interest income after provision for credit losses		225,609		204,282		154,775
Noninterest income:						
Wealth management revenue		25,708		26,811		22,802
Commercial FHA revenue		1,663		1,414		6,007
Residential mortgage banking revenue		1,509		5,526		9,812
Service charges on deposit accounts		9,480		8,348		8,603
Interchange revenue		13,879		14,500		12,266
(Loss) gain on sales of investment securities		(230)		537		1,721
Gain on termination of hedged interest rate swaps		17,531		2,159		-
Impairment on commercial mortgage servicing rights		(1,263)		(7,532)		(12,337)
Company-owned life insurance		3,584		4,496		3,581
Other income		8,030		13,640		8,794
Total noninterest income		79,891		69,899		61,249
Noninterest expense:						
Salaries and employee benefits		90,305		86,883		85,557
Occupancy and equipment		14,842		14,866		17,552
Data processing		24,350		24,595		22,643
Professional		6,907		10,971		7,234
Marketing		3,318		3,239		3,498
Communications		2,382		3,002		4,052
Loan expense		4,586		2,014		2,504
Amortization of intangible assets		5,410		5,855		6,504
Other real estate owned		5,188		1,277		2,155
Loss on mortgage servicing rights held for sale		3,250		222		1,692
Impairment related to facilities optimization		-		-		12,847
FHLB advances prepayment fees		-		8,536		4,872
Other expense		15,124		13,609		12,900
Total noninterest expense		175,662		175,069		184,010
Income before income taxes		129,838		99,112		32,014
Income taxes		30,813		17,795		9,477
Net income		99,025		81,317		22,537
Preferred dividends		3,169		-		-
Net income available to common shareholders	$	95,856	$	81,317	$	22,537

Adjusted Earnings Metrics. We use the measure adjusted earnings to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity to their most comparable GAAP measures:

(dollars in thousands, except per share data)	For the years ended December 31,				
	2022	2021	2020	2019	2018
Adjusted Earnings:					
Income before income taxes - GAAP	$ 129,838	$ 99,112	$ 32,014	$ 72,471	$ 50,805
Adjustments to noninterest income:					
(Loss) gain on sales of investment securities	(230)	537	1,721	674	464
Gain on termination of hedged interest rate swap	17,531	2,159	-	-	-
Other	-	48	(17)	(29)	89
Total adjustments to noninterest income	17,301	2,744	1,704	645	553
Adjustments to noninterest expense:					
Impairment related to facilities optimization	-	-	12,847	3,577	-
Loss (gain) on mortgage servicing rights held for sale	3,250	222	1,692	(490)	458
FHLB advances prepayment fees	-	8,536	4,872	-	-
Loss on repurchase of subordinated debt	-	-	193	1,778	-
Integration and acquisition expenses	347	4,356	2,309	5,493	24,015
Total adjustments to noninterest expense	3,597	13,114	21,913	10,358	24,473
Adjusted earnings pre tax	116,134	109,482	52,223	82,184	74,725
Adjusted earnings tax	27,113	26,261	12,040	19,358	17,962
Adjusted earnings - non-GAAP	$ 89,021	$ 83,221	$ 40,183	$ 62,826	$ 56,763
Preferred stock dividends and premium amortization	3,169	-	-	46	141
Adjusted earnings available to common shareholders - non-GAAP	$ 85,852	$ 83,221	$ 40,183	$ 62,780	$ 56,622
Adjusted diluted earnings per common share	$ 3.79	$ 3.65	$ 1.70	$ 2.54	$ 2.39
Weighted average shares outstanding - diluted	22,395,698	22,547,353	23,346,126	24,493,431	23,549,025
Average assets	$ 7,536,647	$ 6,881,592	$ 6,529,226	$ 5,835,086	$ 5,455,823
Adjusted return on average assets	1.18%	1.21%	0.62%	1.08%	1.04%
Average tangible common equity	$ 461,842	$ 454,061	$ 434,673	$ 434,681	$ 377,602
Adjusted return on average tangible common equity	18.59%	18.33%	9.24%	14.44%	15.00%
Adjusted Pre-Tax, Pre-Provision Earnings					
Adjusted earnings pre-tax - non-GAAP	$ 116,134	$ 109,482	$ 52,223	$ 82,184	$ 74,725
Provision for credit losses	20,126	3,393	44,361	16,985	9,430
Impairment on commercial mortgage servicing rights	1,263	7,532	12,337	2,139	(449)
Adjusted pre-tax, pre-provision earnings - non-GAAP	$ 137,523	$ 120,407	$ 108,921	$ 101,308	$ 83,706
Adjusted pre-tax, pre-provision return on average assets	1.82%	1.75%	1.67%	1.74%	1.53%

Tangible Common Equity, Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share. Tangible common equity, tangible common equity to tangible assets ratio and tangible book value per share are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders' equity less preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding.

Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders' equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible common equity to tangible assets ratio and tangible book value per share:

(dollars in thousands, except per share data)		For the years ended December 31,				
		2022	2021	2020	2019	2018
Shareholders' Equity to Tangible Common Equity:						
Total shareholders' equity—GAAP	$	758,574	$ 663,837	$ 621,391	$ 661,911	$ 608,525
Adjustments:						
Preferred stock		(110,548)	-	-	-	(2,781)
Goodwill		(161,904)	(161,904)	(161,904)	(171,758)	(164,673)
Other intangible assets, net		(20,866)	(24,374)	(28,382)	(34,886)	(37,376)
Tangible common equity	$	465,256	$ 477,559	$ 431,105	$ 455,267	$ 403,695
Total Assets to Tangible Assets:						
Total assets—GAAP	$	7,855,501	$ 7,443,805	$ 6,868,540	$ 6,087,017	$ 5,637,673
Adjustments:						
Goodwill		(161,904)	(161,904)	(161,904)	(171,758)	(164,673)
Other intangible assets, net		(20,866)	(24,374)	(28,382)	(34,886)	(37,376)
Tangible assets	$	7,672,731	$ 7,257,527	$ 6,678,254	$ 5,880,373	$ 5,435,624
Common shares outstanding		22,214,913	22,050,537	22,325,471	24,420,345	23,751,798
Tangible common equity to tangible assets ratio		6.06 %	6.58 %	6.46 %	7.74 %	7.43 %
Tangible book value per share	$	20.94	$ 21.66	$ 19.31	$ 18.64	$ 17.00

Return on Average Tangible Common Equity. Management measures return on average tangible common equity to assess the Company's capital strength and business performance. Tangible equity excludes preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution's capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return on average tangible common equity to its most comparable GAAP measure:

(dollars in thousands)		For the years ended December 31,				
		2022	2021	2020	2019	2018
Net income available to common shareholders	$	95,856	$ 81,317	$ 22,537	$ 55,738	$ 39,280
Average Shareholders' Equity to Average Tangible Common Equity:						
Average total shareholders' equity—GAAP	$	687,876	$ 642,698	$ 634,995	$ 638,307	$ 569,537
Adjustments:						
Preferred stock		(41,493)	-	-	(1,561)	(2,882)
Goodwill		(161,904)	(161,904)	(168,821)	(166,721)	(151,546)
Other intangible assets, net		(22,637)	(26,733)	(31,501)	(35,344)	(37,507)
Average tangible common equity	$	461,842	$ 454,061	$ 434,673	$ 434,681	$ 377,602
Return on average tangible common equity		20.76 %	17.91 %	5.18 %	12.82 %	10.40 %

Efficiency Ratio. Management uses the efficiency ratio to measure how effective the Bank is in using overhead expenses, including salaries and benefit costs and occupancy expenses as well as other operating expenses, in generating revenues. We believe that this non-GAAP financial measure provides meaningful information to further assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles the efficiency ratio to its most comparable GAAP measure:

	For the years ended December 31,				
(dollars in thousands)	2022	2021	2020	2019	2018
Noninterest expense	$ 175,662	$ 175,069	$ 184,010	$ 175,641	$ 191,643
Adjustments to noninterest expense:					
Impairment related to facilities optimization	-	-	(12,847)	(3,577)	-
(Loss) gain on mortgage servicing rights held for sale	(3,250)	(222)	(1,692)	490	(458)
FHLB advances prepayment fees	-	(8,536)	(4,872)	-	-
Loss on repurchase of subordinated debt	-	-	(193)	(1,778)	-
Integration and acquisition expenses	(347)	(4,356)	(2,309)	(5,493)	(24,015)
Adjusted noninterest expense	$ 172,065	$ 161,955	$ 162,097	$ 165,283	$ 167,170
Net interest income	245,735	207,675	199,136	189,815	180,087
Effect of tax-exempt income	1,283	1,543	1,766	2,045	2,095
Adjusted net interest income	$ 247,018	$ 209,218	$ 200,902	$ 191,860	$ 182,182
Noninterest income	79,891	69,899	61,249	75,282	71,791
Adjustments to noninterest income:					
Impairment (recapture) on commercial servicing rights	1,263	7,532	12,337	2,139	(449)
Loss (gain) on sales of investment securities	230	(537)	(1,721)	(674)	(464)
Gain on termination of hedged interest rate swap	(17,531)	(2,159)	-	-	-
Other income	-	(48)	17	29	(90)
Adjusted noninterest income	$ 63,853	$ 74,687	$ 71,882	$ 76,776	$ 70,788
Adjusted total revenue	$ 310,871	$ 283,905	$ 272,784	$ 268,636	$ 252,970
Efficiency ratio	55.35 %	57.05 %	59.42 %	61.53 %	66.08 %

2022 Actual Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	February 11, 2022	February 18, 2022	$0.29
2	May 13, 2022	May 20, 2022	$0.29
3	August 19, 2022	August 26, 2022	$0.29
4	November 14, 2022	November 21, 2022	$0.29

Ten-year Dividend History and Book Value Per Share

Year	Cash Dividends for the Year		Book Value Per Share - at End of Year	
	Amount	% Increase	Amount [a]	% Increase
2013	$0.53	10.4%	$17.81	8.8%
2014	$0.59	11.3%	$18.72	5.1%
2015	$0.65	10.2%	$19.74	5.4%
2016	$0.72	10.8%	$20.78	5.3%
2017	$0.80	11.1%	$23.35	12.4%
2018	$0.88	10.0%	$25.50	9.2%
2019	$0.97	10.2%	$27.10	6.3%
2020	$1.07	10.3%	$27.83	2.7%
2021	$1.12	4.7%	$30.11	8.2%
2022	$1.16	3.6%	$29.17	-3.1%

(a) Book value per share gives effect to the conversion of all of the issued and outstanding shares of preferred stock into shares of the Company's common stock in 2013

Two-year Stock Price
Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "MSBI." The following table sets forth the high and low sales prices of our common stock for the years ended December 31, 2022 and 2021 as reported by NASDAQ.

	Price Per Share	
	High	Low
2022		
Fourth Quarter	$28.59	$23.60
Third Quarter	$28.88	$23.48
Second Quarter	$29.86	$23.74
First Quarter	$30.60	$24.92
2021		
Fourth Quarter	$24.93	$24.62
Third Quarter	$26.68	$22.50
Second Quarter	$29.28	$25.34
First Quarter	$30.32	$17.70

Our Environmental, Social and Governance Program (ESG)

Environmental

Our environmental initiatives pertain to our internal business operations and our Bank's lending activities.

Facilities

- Our Corporate HQ, built in 2011, is LEED (Silver) Certified.
- We have installed Solar power in 10 Midland locations.
- We have made more than $50 million of credit available for residential solar projects since 2011.
- We have also provided $540 million of financing for 18 "green" (LEED, Energy Star, etc.) multi-family/health care facilities since 2017.

Paper Reduction

- More than 50% of our customers use paperless statements and we have had a paper elimination program in place since 2010.

Social

We strive to further the financial success of the families and small-medium sized/minority owned businesses in our markets by offering fair products and services supported by financial education and other measures.

Our Community Impact Investment goals (available at www.midlandsb.com/community) as well as our Community Development Plan (CDP) (available at www.midlandsb.com/community-development-plan) are designed to ensure we serve as a catalyst for community development in our neighborhoods.

We strive to safekeep our customer's information, and help them reduce the chance of identity theft and online fraud.

Community Outreach

- We have been serving families and businesses since 1881, offering products and services based on the needs of our customers.
- We work with more than 150 low-to-moderate income (LMI) and minority focused community groups to insure we address the needs of each of our markets.
- The Midland Institute CEO program, a unique year-long program designed to teach entrepreneurship to high school students, was created in 2010. In 2022, more than 60 programs, serving 288 high schools in 10 states, now utilize this powerful program for energizing tomorrow's business leaders.

Culture and People

- Since 2008 Midland has provided all employees with personal and professional development training.
- Midland's Advanced Study for Talent Enrichment and Resource Training (MASTERS) program serves to develop future leaders of the Company. To date 65% of participants have been women or minority employees.
- Midland launched its Diversity & Inclusion Council in April 2020 to focus on diversity in the workplace and workforce.
- Beginning in 2022, Midland offers employees paid time off to contribute their time and talents to recognized charities, causes, or not-for-profit community organizations.

Philanthropy

- $132.5 million of loans extended towards community development goals during the 2019-2021 period.
- Since its creation in 2011, the Midland States Bank Foundation has contributed more than $1.6 million to non-profit organizations throughout Midland's footprint.

Financial Education

- Since 2015 we have held more than 240 financial literacy seminars in LMI/minority neighborhoods in our footprint.

Community Development and Financial Inclusion

- We have provided $877 million of financing for 148 affordable multi-family and health care projects since 2015.
- Through our Believable Banking® Residential Mortgage and Home Improvement programs we have made $97.3 million of loans to families underserved by traditional loan programs.

- Our banking products and services are offered through our personal bankers, online with materials clearly describing the features, costs and alternatives available, and by dual-language materials in our branches and our ADA compliant website.

Governance

Midland has a long history of effective corporate governance, inclusiveness and providing opportunities for personal and professional development for all employees.

Our Enterprise-Wide Risk Management program has been one of the five initiatives under our Strategic Plan since its creation in 2008.

Our Executive Compensation program is designed to reward growth oriented results without exceeding proper credit and other risk tolerances for a community-focused banking organization. For example, under our executive compensation program we do not provide tax gross-ups, we do not include walk-away severance payments or single-trigger cash payments upon a change of control, we do not provide single-trigger vesting of equity awards in change of control transactions for awards granted during 2020 and thereafter under our 2019 Long-Term Incentive Plan, and we do not reprice equity awards without prior shareholder approval.

Reputation and Ethics

- Midland States Bank was one of the first banks in the nation to have a woman on its board (1903).
- Our board composition includes 45% women and minorities, and our criteria for identifying directors includes seeking diverse individuals.
- Our Code of Business Conduct and Ethics is available at investors.midlandsb.com.

Oversight of Strategy and Risk Management

- The Company's Chair and CEO roles have been separate since the Company's inception (1988).
- All directors, except our CEO, are "independent" pursuant to applicable SEC/NASDAQ rules.
- Our board of directors has established a Risk and Compliance Committee to oversee all aspects of risk and compliance management across our enterprise.
- Consistent with COSO's 2017 Enterprise-Wide Risk Management (ERM) Framework, our ERM program employs business process risk ownership and the "three lines of defense" model. The primary objectives of our ERM framework are to:
  - Maintain sufficient liquidity given our funding requirements;
  - Identify, measure, monitor and report market, credit and operational risks;
  - Promote awareness of emerging risks among all employees, managers, directors; and
  - Manage avoidable exposures through a robust framework of internal controls.

Data Security & Privacy

- We utilize data security programs and a privacy policy under which we do not sell or share customer information with non-affiliated entities.

Executive Compensation

- Our executive compensation, including all performance related compensation, is evaluated annually by Risk Management to ensure consistency with Federal Reserve Safety and Soundness requirements, and the Interagency Guidance on Sound Incentive Compensation Policies issued jointly by the federal regulatory agencies.
- All cash and equity incentive programs for executive officers include performance metrics and/or four-year vesting periods.

Board of Directors



Jeffrey C. Smith
Midland States Bancorp, Inc.
Chairman

Midland States Bank
Chairman

Walters Golf Management
Principal and Managing
Partner



Jeffrey G. Ludwig
Midland States Bancorp, Inc.
Vice Chairman, President
and Chief Executive Officer

Midland States Bank
Chief Executive Officer



R. Dean Bingham
Agracel, Inc.
Chief Executive Officer



Jennifer L. DiMotta
DiMotta Consulting LLC
President



Deborah A. Golden
Former Executive Vice
President, General Counsel
and Secretary of GATX



Jerry L. McDaniel
Superior Fuels, Inc.
Dirtbuster Carwash, LLC
President



Jeffrey M. McDonnell
J&J Management
Services, Inc.
Chief Executive Officer



Dwight A. Miller
Dash Management, Inc.
Chief Executive Officer



Richard T. Ramos
Maritz Holdings, Inc.
Executive Vice President
Chief Financial Officer
and Board Member



Robert F. Schultz
JM Schultz Investment
Company
Managing Partner



Sherina Maye Edwards
Former Chief Strategy
Officer of MasTec, Inc.

Management Team

Executive Management

Jeffrey G. Ludwig
Midland States Bancorp, Inc.
President and
Chief Executive Officer

Midland States Bank
Chief Executive Officer

Jeffrey S. Mefford
Midland States Bancorp, Inc.
Executive Vice President

Midland States Bank
President

Jeffrey A. Brunoehler
Midland States Bank
Senior Vice President,
Chief Credit Officer

Douglas J. Tucker
Midland States Bancorp, Inc.
Senior Vice President,
Corporate Counsel and Secretary

Midland States Bank
Senior Vice President,
Corporate Counsel

James R. Stewart
Midland States Bank
Senior Vice President,
Chief Risk Officer

Eric T. Lemke
Midland States Bancorp, Inc.
Chief Financial Officer

Midland States Bank
Chief Financial Officer

Senior Management

Corporate

Donald Spring
Chief Accounting Officer and
Corporate Controller

Shonna Kracinski
Chief Human Resources Officer

Kyle Mooney
Chief Information Officer

William Wierman, Jr.
Director - Credit Underwriting

Dena Steele
Director – Marketing

Gerald Maloney
Chief Compliance Officer

Banking

Timothy Spitz
Senior Vice President

Dan Stevenson
Senior Vice President

Frank Turza
Director - Retail Banking

Richard Kantor
Director - Commercial Banking

Elizabeth Schweger
Director - Commercial Services

Martesha Brown
Director - Community Economic
Development

Wealth Management

Jayne Hladio
President

Midland Equipment Finance

Frederick Van Etten
President

For press releases, financial information
and more, visit midlandsb.com/investors.



1201 Network Centre Drive, Effingham, IL 62401 • midlandsb.com • 1-855-696-4352